UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Fortress International Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34958D102

(CUSIP Number)

Norman H. Pessin,  366 Madison Avenue, 14th Floor  New York,  New York  10017  Phone : 212-661-2670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SEP IRA FBO Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
929,284

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
929,284

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
929,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $ par value (the "Common Stock"), of Fortress International Group, Inc., (the "Issuer"), whose principal executive offices are located at Street7226 Lee DeForest Drive, Suite 203, CityColumbia, MD 21046

Item 2.	Identity and Background

(a)	Norman H. Pessin

(b)	366 Madison Avenue, 14th Floor New York, NY 10017

(c)	Retired

(d)	None

(e)	None

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 4.	Purpose of Transaction

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	SEP IRA F/B/O Norman H. Pessin owns 929,284 shares of common stock of the issuer, constituting 7.3% of the outstanding shares thereof.

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2010	By:	/s/ Norman H. Pessin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)